November 28, 2017

VIA EDGAR

Mr. Mark Brunhofer

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heska Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 3, 2017
File No. 000-22427

Dear Mr. Brunhofer:

    This letter (this “Response”) sets forth the responses of Heska Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”), of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2017, with respect to the review of the Company’s (a) Form 10-K for the year ended December 31, 2016 (File No. 000-22427) filed with the Commission on March 6, 2017, and (b) Form 10-Q for the quarter ended September 30, 2017 (File No. 000-22427) filed with the Commission on November 3, 2017 (the “Form 10-Q”). For convenience of reference, each Company response is prefaced by the text of, and numbered consistent with, the Staff’s corresponding comment in bold text.

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Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1: Basis of Presentation

Revenue Recognition, page 6

Mark Brunhofer

Securities and Exchange Commission

November 28, 2017

1.	We acknowledge your response to prior comment 2 and your revised revenue policy disclosure. Please address the following, referencing the specific literature you rely upon to support your classification and accounting:

●   Provide us your analysis explaining why the equipment portion of your five-year subscription agreements qualify for operating lease accounting while your six-year subscription agreements qualify for capital lease accounting.

●   Tell us whether and how your six-year subscription agreements qualify as either sales-type, direct financing or leveraged leases.

●   Tell us why you indicate in your response that you follow the accounting under ASC 842 when you do not appear to have early adopted ASU 2016-02.

Response: As a prefatory matter, the Company believes that it is important for context to advise the Staff that it began in 2014 to offer broadly to its customers the choice to use its blood diagnostic equipment and associated consumables pursuant to subscription agreements providing for a five-year term, in lieu of obligating its customers to purchase outright the Company’s blood diagnostics equipment at the inception of the arrangement. In the Company’s experience, customers thereafter largely chose the five-year subscription agreement option over the traditional outright purchase option. Following the commercial acceptance of the Company’s five-year subscription agreement offering, the Company’s commercial teams sought to extend the initial commitment and benefit period with the Company’s customers to six years. While it was management’s intention that its customers would commit to and benefit along with the Company under these agreements for longer terms, the accounting treatment for the longer-term arrangement was not a material factor considered by management in providing customers with this optionality. As intended, the Company’s customers began demonstrating a preference beginning in July 2016 for the six-year subscription agreement term, and since that time the Company has utilized the longer six-year subscription agreement term as its standard offering. The Company remains committed to offering the longest, most reasonable term length acceptable to customers because the Company believes longer terms benefit both the Company and its customers.

Our analysis to determine the proper accounting for the equipment portion of our lease transactions is based on the guidance prescribed in ASC 840, Leases, which outlines the basic criteria for determining whether a lease is considered an operating or capital lease. In our previous response letter to the Staff, we inadvertently referred to ASC 842 as the guidance for which we base our determination of whether a lease transaction is considered capital or operating. We have not early adopted ASU 2016-02, as indicated in the Form 10-Q, and we respectfully advise the Staff that we currently intend to adopt ASC 842 when it is required to be adopted for periods after December 15, 2018.

As discussed above and in our previous response letter to the Staff, prior to July 2016 we offered customers subscription agreements with a five-year term. A substantial majority of those agreements were determined by us to be properly accounted for as operating

Mark Brunhofer

Securities and Exchange Commission

November 28, 2017

leases because they did not meet any of the four criteria prescribed by ASC 840-10-25-1 for leases to be properly accounted for as capital leases. Specifically, with respect to our subscription agreements with five-year terms that we accounted for as operating leases, the agreements did not meet any of the four criteria as follows:

●	The subscription agreements do not transfer ownership of the asset to the lessee at or shortly after the end of the lease term;
●	A subscription agreements do not contain a bargain purchase option;
●	The life of the subscription agreement is less than 75% of the economic life of the asset, as the Company uses seven years as the economic life of its analyzer instruments (such period being based on factors such as manufacturer’s suggested life, historical customer use and technology upgrade cycle data, and historical experience with the rental units owned by the Company and depreciated over the same seven-year life) and, therefore, the life of a five-year subscription agreement equals approximately 71% of the economic life of the instrument; and
●	The present value of the minimum lease payments, or MLP, under each of such subscription agreements was determined to be less than 90% of the fair market value of the leased property, with the determination being made by comparing the fair market value of each instrument and/or combination of instruments that were to be placed at a customer’s clinic under the agreements to the present value of the minimum lease payment stream associated with such instrument(s).

With respect to those few five-year subscription agreements that did meet one of the foregoing criteria (such agreements constituting less than 1% of all subscription agreements with a five-year term), in each instance because the present value of the MLP was determined to be equal to or greater than 90% of the fair market value of the leased property, the Company treated those subscription agreements separately as capital leases for accounting purposes as prescribed by ASC 840.

As mentioned above, in July 2016 we responded to customer demand and began offering our customers the opportunity to enter into six-year agreements with us to enable us to lengthen the term and commitment with each customer and to benefit the Company and its customers on a longer-term basis. In applying the same criteria prescribed by ASC 840 as provided above on these longer-term leases, the life of the lease became greater than 75% of the economic life of the asset (i.e., the six-year lease was equal to approximately 86% of the instrument’s seven-year economic life).

In addition to meeting the criteria above that triggers capital lease accounting treatment, the six-year agreements also meet the following incremental lessor criteria described in ASC 840-10-25-42:

●	Reasonably predictable collectability of minimum lease payments; and
●	An absence of important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by us as the lessor.

Mark Brunhofer

Securities and Exchange Commission

November 28, 2017

Therefore, all six-year lease agreements have been determined by us to be properly accounted for as capital leases.

We believe that our six-year subscription agreements qualify as sales-type leases because, as prescribed by ASC 840-25-43, the fair value of the instrument is greater than our carrying cost, in addition to meeting one of the criteria in ASC 840-10-25-1 and both the criteria in ASC 840-10-25-42. While our primary market approach is through longer-term rental agreements, we also have outright sales of similar equipment, which further supports the position that fair value of the instruments exceeds its carrying cost.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 23

2.	Comment: Although you indicate on page 4 of your response to prior comment 2 that you will discuss the impact of recognizing revenue at lease inception as compared to prior periods in the year-to-date discussion within the operating results portion of Management’s Discussion and Analysis, your discussion of instrument revenues appears to be limited to disclosure in the fourth paragraph of this section of the amounts recognized in the third quarter of 2017 and year-to-date and a statement that instruments placed are considered either operating or capital leases. Please tell us where you provided the disclosure discussing the increase in revenues in the three and nine months ended September 30, 2017 as compared to the same periods in 2016 associated with immediate recognition of the equipment portion of your six-year subscription agreements treated as capital leases versus the five-year subscriptions being treated as operating leases. Otherwise, explain to us why you did not provide the disclosure as represented in your response letter.

Response: The Company respectfully advises the Staff that, subsequent to submitting its proposal in its prior response letter to quantify in its future periodic reports the impact of recognizing revenue at lease inception as compared to prior periods in the year-to-date discussion within the operating results portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations, it was determined that the amount of the impact associated with the immediate recognition of the revenue was not material to the Company’s overall Core Companion Animal segment revenue during periods reported in the Form 10-Q. As discussed above, we introduced the longer-term agreement option at the beginning of our third quarter in 2016. Because of the market’s acceptance of the new standard term, the longer-term agreement was applicable to all of subscription agreements entered into subsequent to July 1, 2016. There was therefore no impact to the three-month year-over-year comparison as all leases in each of the three-month periods ended September 30 were subject to capital lease treatment. And, with respect to the nine-month year-over-year comparison, the amount of the decreasing impact attributable to the immediate recognition of the revenue was only approximately 3.6% of segment revenue. For context, on an overall basis, revenue generated from

Mark Brunhofer

Securities and Exchange Commission

November 28, 2017

equipment sales and leasing arrangements is relatively small at approximately 14.3% and 13.5% of total revenue for the three and nine months ended September 30, 2017, respectively. In light of the fact that the impact of the immediate recognition of the revenue associated with the longer-term subscription agreements would be further diminishing over time in comparison to overall segment revenue (becoming virtually irrelevant beginning in the first quarter of 2018 since all periods presented from that point forward would include revenue generated from capital leases), it was believed that it could be potentially confusing to investors to discuss this impact as a material reason for the difference in reported period performance. In the future and as a courtesy to the Staff, the Company will endeavor to include explanatory correspondence with its periodic reports that include or omit disclosure that may deviate from its contemporaneous correspondence with the Staff on a particular topic.

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Please do not hesitate to contact the undersigned at (970) 493-7272 if you should have any further questions or comments regarding the responses contained herein.

Very truly yours,

HESKA CORPORATION

By:	/s/ John McMahon
John McMahon
Vice President, Chief Financial
Officer

cc: Sharon Blume, Accounting Branch Chief, Securities and Exchange Commission

      Scott A. Berdan, Esq., Holland & Hart LLP